Exhibit 99.1

NEWS RELEASE

OLYMPUS TO COMMENCE TRADING IN THE US ON OTCBB

OTCBB HIGHLIGHTS:

•	Provides access to more than 3,300 securities
•	Includes more than 230 participating Market Makers
•
Electronically transmits real-time quote, price and volume information in  domestic securities, foreign securities and American Depository Receipts (“ADRs”) and displays indications of interest and prior-day trading activity in Direct Participation Programs (“DPP”)

TORONTO, March 6, 2008 – Olympus Pacific Minerals Inc. (TSX: OYM, OTCBB: OLYMF and Frankfurt: OP6, (the “Company” or “Olympus”) is pleased to announce effective March 5, 2008 The Financial Industry Regulatory Authority (“FINRA”), the largest non- governmental regulator for all securities doing business in the United States, has approved that common shares of Olympus will be listed and posted for trading on the over the counter bulletin board (“OTCBB”), ticker symbol, OLYMF. The listing approval by “FINRA” will greatly enhance Olympus’ marketing efforts in the United States allowing US citizens to trade Olympus shares more efficiently.

Olympus Pacific Minerals Inc., as first mover in Vietnam, is positioned to become a leading gold explorer and producer in Southeast Asia. Olympus is committed to its vision of making major discoveries in the region and increasing shareholder wealth.

For further information contact:

David Seton, Executive Chairman & CEO,
James Hamilton, VP Investor Relations

T: (416) 572-2525 or TF: 1-888-902-5522
F: (416) 572-4202)

www.olympuspacific.com

OLYMPUS FOFI DISCLAIMER

Certain of the statements made and information contained herein is “forward-looking information” within the meaning of the Ontario Securities Act, including statements concerning our plans at our Vietnamese mineral projects, which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Forward-looking information is subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, failure to establish estimated resources or to convert resources to mineable reserves; the grade and recovery of ore which is mined varying from estimates; capital and operating costs varying significantly from estimates; delays in obtaining or failure to obtain required governmental, environmental or other project approvals; changes in national and local government legislation or regulations regarding environmental factors, royalties, taxation or foreign investment; political or economic instability; terrorism; inflation; changes in currency exchange rates; fluctuations in commodity prices; delays in the development of projects; shortage of personnel with the requisite knowledge and skills to design and execute exploration and development programs; difficulties in arranging contracts for drilling and other exploration and development services; dependency on equity market financings to fund programs and maintain and develop mineral properties; risks associated with title to resource properties due to the difficulties of determining the validity of certain claims and other risks and uncertainties, including those described in each management discussion and analysis. In addition, forward-looking information is based on various assumptions including, without limitation, the expectations and beliefs of management; the assumed long-term price of gold; the availability of permits and surface rights; access to financing, equipment and labour and that the political environment within Vietnam will continue to support the development of environmentally safe mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking information. Except as required under applicable securities legislation, the Company undertakes no obligation to publicly update or revise forward-looking information, whether as a result of new information, future events or otherwise.